EX-1.38 39 exhibit1-38.htm EXHIBIT 1.38

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

Aurora Cannabis Inc. (the "Company")
1500 – 1199 West Hastings Street
Vancouver, BC V6E 3T5
Telephone: (604) 362-5207

Item 2.	Date of Material Change

November 14, 2017

Item 3.	News Release

A news release issued on November 14, 2017 at Vancouver, British Columbia relating to the material change described herein was disseminated through Canada Newswire.

Item 4.	Summary of Material Change

Aurora Cannabis Inc. submits proposal to CanniMed Therapeutics Inc. (“CanniMed”) board.

Full Description of Material Change

At the request of IIROC, Aurora Cannabis Inc. announced today that it has submitted a proposal (the “Proposal”) to acquire all of the issued and outstanding common shares of CanniMed Therapeutics Inc. The proposal was delivered to the Board of Directors of CanniMed on November 13, 2017 and Aurora is seeking to pursue a mutually agreed upon combination with CanniMed. CanniMed has not yet engaged in active discussions with Aurora, however, Aurora welcomes the opportunity to do so, such that CanniMed’s shareholders can benefit from the significant inherent value in the Proposal. Aurora has requested that CanniMed’s Board respond to the Proposal prior to 5:00 pm (Vancouver time) on Friday November 17, 2017, failing which, Aurora intends to commence a formal takeover bid for CanniMed.

Item 5.	Full Description of Material Change

See attached press release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None

Item 8.	Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Cam Battley, Executive Vice President
Phone: (905) 878-5525
Mobile: (905) 864-5525
Email: cam@auroramj.com

Nilda Rivera, Vice President of Finance
Mobile: (604) 362-5207
Email: nilda@auroramj.com

Terry Booth, Chief Executive Officer
Mobile: (780) 722 - 8889
Email: terry@auroramj.com

Item 9.	Date of Report

DATED November 14, 2017.

November 14, 2017	TSX:ACB

Aurora Cannabis Submits Proposal to CanniMed Therapeutics Board
Aurora Cannabis Executes Lock-up Agreements with 38% of CanniMed Shareholders

_________________________________________________________________________

November 14, 2017 – Vancouver, British Columbia -- At the request of IIROC, Aurora Cannabis Inc. (TSX: ACB) (“Aurora”) announced today that it has submitted a proposal (the “Proposal”) to acquire all of the issued and outstanding common shares of CanniMed Therapeutics Inc. (TSX: CMED) (“CanniMed”). The proposal was delivered to the Board of Directors of CanniMed on November 13, 2017 and Aurora is seeking to pursue a mutually agreed upon combination with CanniMed. CanniMed has not yet engaged in active discussions with Aurora, however, Aurora welcomes the opportunity to do so, such that CanniMed’s shareholders can benefit from the significant inherent value in the Proposal. Aurora has requested that CanniMed’s Board respond to the Proposal prior to 5:00 pm (Vancouver time) on Friday November 17, 2017, failing which, Aurora intends to commence a formal takeover bid for CanniMed.

Transaction Highlights

•

All-share Proposal, valued at $24.00 per CanniMed share based on the closing share price of Aurora on November 14, 2017, reflects a 56.9% premium over the most recent closing price of CanniMed shares on November 14, 2017

•	Irrevocable lock-up agreements with approximately 38% of CanniMed shareholders to vote in favour of Aurora’s proposal or tender to Aurora’s bid

•	The combination would create a global leader in the cannabis industry with a pro-forma market capitalization exceeding $3.0 billion

•	Combined entity would serve approximately 40,000 active registered patients

•	Aurora – CanniMed combined would benefit from enhanced capacity for future growth with greater access to capital and liquidity, with trading volumes amongst the highest in the cannabis industry

Pursuant to the Proposal, CanniMed shareholders will be entitled to receive a maximum of $24 per CanniMed share or 4.52586207 Aurora shares, based on the 20-day volume weighted average price of Aurora. Based on the closing price of Aurora shares on November 14, 2017, this translates to 3.74415 Aurora shares for each CanniMed share. Based on the closing prices of Aurora and CanniMed on November 14, 2017, this represents a premium of approximately 56.9% premium over the closing price of CanniMed shares on November 14, 2017 and a 74.7% premium over the 20-day volume weighted average price for the period ended November 14, 2017. Upon completion of the transactions contemplated by the Proposal, based on the closing prices of November 14, 2017, CanniMed’s shareholders will hold approximately 16% of the issued and outstanding shares of Aurora.

“Aurora and CanniMed are a great fit, truly complementary, and I am convinced we can generate even greater value by combining the two companies and aligning our efforts strategically,” said Terry Booth, CEO. “Aurora has the management expertise, capital markets strength, distribution channels, brand power and growth prospects to successfully integrate CanniMed into Aurora - the fastest-growing cannabis company with the sector’s most exceptional execution track record.”

Lock-Up of Shareholders of CanniMed

In connection with the proposal, Aurora has entered into irrevocable lock-up agreements in support of its proposal from shareholders representing approximately 38% of CanniMed’s outstanding shares. Under the lock-up agreements, the locked-up shareholders are precluded from tendering or voting any of their CanniMed common shares in favour of any other acquisition proposal relating to CanniMed and are required to vote against other acquisition proposals or actions which might prevent, delay or frustrate Aurora’s proposal.

Compelling Strategic Rationale

Aurora believes the value that would result from the combination of the two companies is substantial. Together, their unique and complementary strengths would drive value, create the leading cannabis company across multiple markets, and the combined entity will lower production costs while connecting consumers via market leading brands. Among other things, the combined entity will:

•	have a combined total of over 40,000 active registered cannabis patients in Canada;

•	have significant cultivation capacity with five state-of-the-art facilities, and additional facilities planned;

•	have existing or funded capacity of over 130,000 kilograms of annual production with significant additional capacity planned;

•	further strengthen both companies’ international presence with operations and agreements in the European Union, Australia and the Cayman Islands;

•	increase the capacity to reach and service a wider international patient base with a broader product offering;

•	improve yields through cross-application of proprietary technologies from each of Aurora and CanniMed;

•	provide CanniMed with access to Aurora’s network of strategic partners, such as extraction technology leader RadientTechnologies;

•	enable CanniMed to leverage Aurora’s sector leadership in innovation to accelerate development;

•	expand both companies’ portfolio of genetics; and

•	enable CanniMed to leverage Aurora’s unparalleled e-commerce platform, including the only mobile app in Canada that enables customer purchases.

Additional Details of the Proposal

Readers are cautioned that Aurora may determine not to proceed with the Proposal if: (i) it identifies material adverse information concerning the business, affairs, prospects or assets of CanniMed not previously disclosed by CanniMed; (ii) CanniMed implements or attempts to implement defensive tactics (such as the adoption of a shareholder rights plan, the grant of an option (or similar right) to purchase material assets, the issue of additional shares of CanniMed, or the announcement of a significant acquisition by CanniMed) in relation to the Proposal. There can be no assurance that the Proposal will result in a friendly combination of Aurora and CanniMed or would proceed on the terms set out in this news release.

Should a takeover bid be commenced, full details of the offer will be included in a formal offer and the take-over bid circular to be filed with securities regulatory authorities and mailed to CanniMed shareholders. The offer will be subject to certain conditions, including, but not limited to, receipt of all necessary regulatory clearances, absence of material adverse changes in CanniMed and acceptance of the offer by CanniMed shareholders owning not less than 66-2/3% of the CanniMed common shares on a fully-diluted basis. Once the 66-2/3% acceptance level is met, Aurora intends, but is not required to, take steps to acquire all of the outstanding CanniMed common shares and other convertible securities or rights to acquire CanniMed common shares.

This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Aurora or CanniMed. Such an offer may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada.

About Aurora

Aurora's wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", a second 40,000 square foot high-technology production facility known as “Aurora Vie” in Pointe-Claire, Quebec on Montreal’s West Island, and is currently constructing an 800,000 square foot production facility, known as "Aurora Sky", at the Edmonton International Airport.

In addition, the Company holds approximately 9.6% of the issued shares (12.9% on a fully-diluted basis) in leading extraction technology company Radient Technologies Inc., based in Edmonton, and is in the process of completing an investment in Edmonton-based Hempco Food and Fiber for an ownership stake of up to 50.1% . Furthermore, Aurora is the cornerstone investor with a 19.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis. Aurora also owns Pedanios, a leading wholesale importer, exporter, and distributor of medical cannabis in the European Union, based in Germany. The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens. Aurora's common shares trade on the TSX under the symbol "ACB".

On behalf of the Board of Directors,

AURORA CANNABIS INC.

Terry Booth

CEO

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Further information:

Cam Battley	Marc Lakmaaker

Executive Vice President	Director, Investor Relations and

+1.905.864.5525	Corporate Development

cam@auroramj.com	+1.647.269.5523
www.auroramj.com	marc.lakmaaker@auroramj.com

This news release contains certain "forward-looking statements" within the meaning of such statements under applicable securities law. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements include, but are not limited to, the successful completion of the Offering and the use of proceeds of the Offering and the Company’s intention to continue international and domestic expansion. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law. A more complete discussion of the risks and uncertainties facing the Company appears in the Company’s Annual Information Form and continuous disclosure filings, which are available at www.sedar.com.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.